File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2004

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated February 17th., 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: March 25th., 2004

VITRO continues positive EBITDA trend in 4Q03

San Pedro Garza García, Nuevo León, Mexico – March 25, 2004 – Vitro S.A. de C.V. (BMV: VITROA; NYSE: VTO) one of the world's largest producers and distributors of glass products, today announced 4Q03 and 2003 year end audited results. For the quarter, Vitro posted a 57.0 percent and a 24.1 percent YoY increase in consolidated EBIT and EBITDA respectively. EBIT increased by US$14 million and EBITDA by US$19 million during the period. Flat Glass was the major contributor to the improvement, with YoY increases of 166.5 percent in EBIT and 42.5 percent in EBITDA. Consolidated EBITDA margins improved YoY by 382 basis points, with all three business units contributing to the increase. Annualized EBITDA improved from US$345 million as of September 30, 2003 to US$364 million for fiscal year 2003, reflecting the improving trend.

Commenting on the results, Alvaro Rodriguez, Chief Financial Officer, said: “2003 was a challenging year for glass companies worldwide, and Vitro wasn't an exception. The improvement in EBITDA reflects our commitment to cost control and improved efficiencies, as seen by the decrease in cost of sales and SG&A on a year over year basis.”

Mr. Rodriguez added: “We are aware that the market is expecting sustained improvement in our results. We are committed to produce a consistent recovery in sales and earnings. We are optimistic about the long term future of Vitro since we have one of the finest glass operations in the world. Our portfolio of assets puts us on very solid ground, with the Glass Containers business as a downside protection operation and the Flat Glass business providing us great potential upside.”

Mr. Rodriguez continued: “As one of the world’s leading glass producers, Vitro will continue to build on its strengths, focusing on value added and niche markets, increasing its domestic market share participation, maintaining a well diversified and strong customer base, leveraging its position in international markets through joint ventures, and balancing domestic revenues with exports and international sales.”

“We will also continue to strengthen our financial position, and improve our debt profile. For instance, despite being a modest year in terms of cash flow generation, gross debt declined YoY by US$46 million, the average life of debt increased from 3 years to 4 years and short-term debt was reduced to only 28 percent of total debt, from 32 percent at the beginning of the year. With the issuance of the 2013 Notes on October of 2003, average life of debt at the Holding company level increased to 6 years, with no major market maturities until the end of 2006”

“We have continued with our commitment to focus on glass with the recent announcement of the divestiture of our fiber glass operations whose proceeds will be used to reduce net debt in 2004.” Mr. Rodriguez concluded.

The consolidated financial results, income statement, and cash flows for the twelve-month period ended December 31, 2002, account for Vitromatic, S.A. de C. V. as a discontinued operation. All figures provided in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico, except otherwise indicated. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for month by the end of month fix exchange rate published by Banxico. In the case of the Balance Sheet, US dollar translations are made at the fix exchange rate as of the end of the period. The exchange rate as of October 31, 2003 was 11.0525, as of November 30, 2003 was 11.3985 and as of December 31 2003 was 11.2372 pesos per US dollar. Certain amounts may not sum due to rounding.

This announcement contains historical information, certain management’s expectations and other forward-looking information regarding Vitro, S.A. de C.V. and its Subsidiaries (collectively the “Company”). While the Company believes that these management’s expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices, changes in energy prices, particularly gas, changes in the business strategy, and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not assume any obligation, to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in the Company’s annual report in form 20-F file with the U.S. Securities and Exchange Commission, and in the Company’s other filings with the Mexican Comisión Nacional Bancaria y de Valores.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers, and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses; plastic and aluminum containers. Vitro also produces raw materials, and equipment and capital goods for industrial use. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit the Company’s website at: http://www.vitro.com

For further information, please contact:

Investor Relations Beatriz Martinez Vitro S.A. de C.V. + (52) 81-8863-1258 / 1240 bemartinez@vitro.com	U.S. agency Alex Fudukidis / Susan Borinelli Breakstone & Ruth International (646) 536-7012 / 7018 afudukidis@breakstoneruth.com Sborinelli@breakstoneruth.com	Media Relations Albert Chico Vitro, S. A. de C.V. + (52) 81-8863-1335 achico@vitro.com
Consolidated Results

Sales

Consolidated sales decreased YoY by 3.2 percent to US$556 million for the quarter and by 4.5 percent to US$2,238 million for the year. The decline for the fourth quarter was mainly driven by a 7.1 percent decrease in Glass Containers’ sales. Glassware sales declined by 10.7 percent half of which is explained by the unfavorable YoY comparisons due to the divestiture of Envases Cuautitlán (ECSA), in 3Q03. In contrast, Flat Glass’ sales increased YoY by 0.9 percent.

For the full year, consolidated net sales dropped by 4.5 percent, of which; 0.8 percent, 8.7 percent and 8.0 percent were at Flat Glass, Glass Containers and Glassware, respectively.

EBIT and EBITDA

Consolidated EBIT for the quarter improved 57.0 percent YoY to US$40 million, while EBITDA rose YoY by 24.1 percent to US$97 million. These increases consider an extraordinary charge of US$9 million that took effect during 4Q02 related to the write-off of obsolete inventories at Flat Glass, as well as ECSA’s divestiture during 3Q03. Excluding these effects, EBIT & EBITDA during the period would have increased YoY by 18.0 percent and 11.8 percent, respectively. Despite improvements posted during the last two consecutive quarters, for the year consolidated EBIT declined by 14.9 percent to US$165 million, and consolidated EBITDA was down by 9.7 percent to US$364 million.

Flat Glass was the largest contributor to the YoY improvement in EBIT for the fourth quarter increasing from US$8 million to US$21 million or 166.5 percent, while Glass Containers declined by 43.6 percent or US$10 million and Glassware increased by 23.0 percent or US$1 million.

Consolidated EBITDA for the quarter reflects YoY improvements of 42.5 percent and 6.3 percent at Flat Glass and Glassware respectively and a decline of 4.2 percent at Glass Containers.

As a result of the overall cost and expense reduction program, SG&A expenses declined YoY by US$ 9 million during the quarter, and US$22 million on an accumulated basis. Overhead expenses were also reduced at the corporate level.

Approximately 70 percent of the Company’s natural gas requirements for 1Q04 and 50 percent of its requirements for the remainder of the year have been hedged. Natural gas costs represent approximately 4 percent of Vitro’s total costs and expenses as a percentage of sales. The Company is actively working towards the use of alternative sources of energy in its furnaces as a way to decrease costs. During 2003, the Company invested US$8.1 million in the start up of this project, and it expects to invest an additional US$16.1 million during 2004. The Company estimates that the conversion process will conclude at the end of 2005.

During 2004, the Company expects to continue working on reducing SG&A as a percentage of sales.

Financing Cost

Consolidated financing cost rose to US$45 million, from US$31 million in the fourth quarter of 2002, primarily due to a gain in monetary position of US$20 million compared with US$29 million during 4Q02. In addition, other net financial expenses rose to US$14 million, from US$4 million in 4Q02, due mainly to the interest collected associated with a tax refund in 4Q02 that was accounted for as other financial income at the time. Also, during 4Q03 there was a charge derived from the anticipated amortization of the deferred cost associated with the long-term debt that was repaid with the issue of the 2013 Senior Notes.

For the year, consolidated financing cost decreased to US$178 million from US$223 million in 2002, despite higher net interest expenses, mainly due to a lower exchange loss generated in 2003 by the 7.6 percent depreciation of the Mexican peso against the U.S. dollar during 2003. This compares with the foreign exchange loss generated in 2002 by the 13.8 percent depreciation of the Mexican peso against the U.S. dollar during the period.

The weighted average cost of debt (“WACD”) for the fourth quarter decreased to 8.5 percent from 8.8 percent in 4Q02. The resulting decrease is mainly due to lower interest rates both in Mexican pesos and in U.S. dollars. WACD considers actual interest paid to banks and to the market.

Taxes

The YoY decrease in accrued tax, both for the quarter and the year was due primarily to the reduction in taxable gains of some of our Mexican operations and foreign subsidiaries that do not consolidate for Mexican tax purposes.

As mentioned in previous quarters, on an accumulated basis, YoY deferred income tax comparisons reflect the initial recognition during 2002 of the gradual decrease in Income Tax rates from 35 percent in 2002 to 32 percent in 2005. Also, the effect of a higher devaluation of the Mexican peso during 2002 versus 2003 resulted in higher fiscal losses for Mexican subsidiaries.

Consolidated Net Loss

Even though operating income for the quarter was up 57.0 percent YoY, higher total financing costs YoY resulted in a consolidated Net Loss of US$12 million for the quarter. A US$10 million loss from the write-off of certain fixed assets and severance payments in connection with restructurings primarily implemented at Glass Containers and Flat Glass also contributed to the Net Loss.

Capital Expenditures

Capital expenditures (CAPEX) for the fourth quarter totaled US$44 million. Flat Glass accounted for 61 percent or US$27 million, mainly used for the completion of the joint venture facility at Mexicali, as well as for several automation projects in the floats and automotive production lines and the project to use alternative sources of energy. Another 32 percent, or US$14 million, was spent at Glass Containers, mainly for maintenance purposes and for the already mentioned project to use alternative sources of energy. Total capital expenditures for 2003 were slightly above original budget, at US$160 million, mainly because of the alternative sources of energy project, which was not considered in budget.

Consolidated Financial Position

Consolidated gross debt as of December 31, 2003 totaled US$1,409 million, a QoQ decrease of US$2 million. The 2.0 percent depreciation of the Mexican Peso against the U.S. dollar during the quarter also contributed to lower the peso denominated debt when measured in dollar terms. Net debt decreased QoQ by US$17 million to US$1,283 million. On a YoY comparison, gross debt decreased by US$46 million.

On October 15, 2003, the Company placed US$225 million 11.75% Senior Notes due November 1, 2013. Net proceeds from the offering were applied to retire a portion of the short-term and long-term debt of its holding company, Vitro, S.A. de C.V. As a result, average life of debt at the holding company level increased from 4.1 years to 5.7 years. In addition, at year-end, short term debt only represented 8 percent of total holding company debt.

During 2003, the Company was able to improve the average life of its debt from 3.1 years to 4.1 years as a result of various financing activities that included a 6 year peso-denominated note issued on the Mexican market for approximately US$250 million and a syndicated facility at the flat glass division for $201 million with an average life of debt of 3.0 years, as well as the above mentioned 10-year Senior Notes issued in the international markets.

As reported in 3Q03 results, foreseeing that the calculation of certain financial ratio covenants would be affected by the exchange rate as of the end of September and the last twelve month EBITDA trailing, the Company proactively amended the contracts to temporarily stretch such covenants. The Company is currently in compliance with all its financial obligations and expects to continue being in compliance as results are improving.

As of 4Q03, Vitro had cash and cash equivalents of US$126 million, of which approximately 34 percent were unrestricted.

Debt Profile as of December 31, 2003*

+ The Company’s average life of debt as of 4Q03 was 4.1 years, up 1 year from the 3Q03 debt profile.

+ At the Holding Company level, the average life of debt was 5.7 years, up from 4.1 years as of 3Q03.

+ Short term debt was reduced from 34 percent of total debt as of 3Q03 to 28 percent as of December 31, 2003, a US$80 million decline.

+ 46.5 percent of debt maturing during 2004, approximately US$ 186 million, is related to trade finance.

* Debt profile considers swaps and derivatives transactions when including rate and currency mix.

+ Revolving short-term debt, including trade related, accounts for 43.5 percent of total short-term debt. This type of debt is usually renewed within periods of 28 to 180 days.

+ Market debt is mostly short-term Euro Commercial Paper and “Certificados Bursátiles” that the Company uses on a regular basis to finance short-term needs as a way to maintain its presence in these markets.

+ Debt maturities during 2005 are all due at the operating subsidiary level and basically come from syndicated facilities.

+ For 2006, market maturities include medium-term notes denominated in UDI’s, swapped to pesos. Maturities for 2007 include the Senior Notes.

+ Market maturities from 2008, 2009 and thereafter, include the “Certificados Bursátiles”, a Private Placement, and the new Senior Notes due 2013, all at the Holding Co. level.

Cash Flow

Working capital needs for the quarter decreased mainly as a result of the effort to lower balances in accounts receivable, especially at Glass Containers, as well as better conditions negotiated with suppliers across the three business units. Cash taxes paid for the quarter compared unfavorable YoY due to an asset tax refund in 4Q02. Proceeds of cash flow from operations for the quarter were mainly used to cover deferred fees incurred during the period, and the payment of the funding of the Company’s pension plan and severance payments.
For the year, cash flow from operations was affected by a lower YoY EBITDA and higher than expected CAPEX. However, the steps taken to reduce inventories, especially at Glass Containers and Glassware, resulted in lower working capital needs compared to 2002. The Company also reduced dividend payments and cash taxes paid on a YoY basis.

Key Developments

Debt Refinancing

On October 15, 2003, The Company announced that it completed the issuance and sale of US$225 million aggregate principal amount at the Holding Company level, Vitro, S.A. de C.V.'s 11.75% senior unsecured Notes due 2013.

The offering is consistent with Vitro’s strategy to strengthen its balance sheet and to enhance liquidity by increasing the average life of its debt.

Vitro applied the net proceeds from the offering to retire a portion of the short-term and long-term debt of its holding company, Vitro, S.A. de C.V. As of year-end, short term debt at the holding company level represented only 8 percent of its total debt. There are no material market maturities until late 2006.

Divestiture Plan

On January 26, 2004, the Company announced that it reached a preliminary agreement to sell its 60 percent interest in Vitro Fibras, S.A. to its joint venture partner Owens Corning for approximately US$71.5 million in cash. Vitro has also agreed to pay Vitro Fibras approximately US$22 million to pay down its bank debt at the close of negotiations, so net proceeds will be in the order of US$49.5 million. The transaction will be closed at an estimated EBITDA multiple of 5.5x, in line with other market transactions for similar companies.

Proceeds from the transaction are expected to be received during 2Q04 and will be used to reduce net debt.

The divestiture is consistent with Vitro’s strategy to focus on its glass-related core businesses.

Flat Glass
(49 percent of Consolidated Sales)

Sales

Flat Glass’ consolidated sales for the fourth quarter of 2003 increased by 0.9 percent to US$267 million YoY, and decreased 0.8 percent for the full year to US$1,089 million from US$1,098 million in 2002. For the quarter, the increase was mainly attributable to sales from the new Mexicali float, which started operations on November 2003, ahead of schedule and under budget.

Within the construction segment, during 2003, Flat Glass experienced stronger domestic sales due to the recovery of long-term contracts with some major distributors and the new float facility at Mexicali. Going forward, this market shows positive prospects, as the Mexican government is favoring housing construction at all levels. During 2003 Vitro Cristalglass, our Spanish subsidiary, increased its market penetration in Portugal, and showed a YoY growth in sales of over 40 percent, reaching US$117 million at year-end. Vitro Cristalglass was also awarded significant contracts, which provided access to new markets, such as the Euro one million contracts to supply architectonic glass to the Spanish retailer El Corte Ingles. In the case of Vitro America, sluggish demand in the US non-residential construction market was largely responsible for the decline in sales in the segment. Going forward, the Company plans to expand its exposure to the growing residential construction segment and increase synergies by raising the amount of glass sold to its US subsidiary.

Sales within the OEM auto industry were down YoY since this market continued to show weak demand in both the domestic and export segments. Going forward, the Company expects to increase its sales to OEMs as it has secured long-term contracts of new platforms being introduced in 2005. The YoY increase in sales to the export auto-replacement market partially compensated the decrease in OEMs, but strong competition in the US and the domestic market forced price adjustments that were necessary to maintain market share in such segment.

By geographic segment, overall domestic sales decreased by 4.2 percent YoY driven by lower sales in the OEM auto segment, while the 3.7 percent increase in export sales is mainly attributable to the auto-replacement market and new contracts within the fiber glass operations. Foreign subsidiaries increased sales by 2.8 percent, with Spanish sales leading the growth in sales while U.S. operations remained weak during 2003.

EBIT and EBITDA

EBIT and EBITDA for the fourth quarter of 2003 increased YoY by 166.5 percent to US$21 million and 42.5 percent to US$37 million respectively. This mainly reflected a non-recurrent US$9 million charge in the fourth quarter of 2002 from inventory write–offs. Excluding this effect, EBIT and EBITDA for the period would have increased YoY by 22.2 and 3.8 percent, respectively. Increased efficiencies at the float and auto production facilities as well as lower distribution expenses contributed to the improvement in results for the quarter.

On an accumulated basis, EBIT and EBITDA increased by 11.2 percent and 3.1 percent, respectively, to US$91 million and US$155 million. During 2003, and in line with Vitro’s commitment to cost cutting and product mix realignment, Flat Glass focused on increasing efficiencies at its facilities by automating certain processes, and by reducing expenses especially within the sales and distribution lines.

Glass Containers

(41 percent of Consolidated Sales)

Sales

During the fourth quarter, consolidated sales at Glass Containers decreased YoY by 7.1 percent to US$224 million, mainly the result of weak sales to one of the Company’s main customers, as a consequence of lower than expected demand from its markets on an historical basis. For the year, sales decreased by 8.7 percent to US$891 million, from US$977 million in 2002, a record year for Glass Container’s sales. Results for 2002 also include US$9 million in sales from Ampolletas, a non-core business divested during 2Q02. Excluding Ampolletas, sales for 2003 would have declined by 7.6 percent.

In 2003, weather and general economic conditions negatively impacted the business unit’s main products, particularly beer bottle shipments, which fell YoY by 55.6 percent, in peso terms. However, domestic sales of non-returnable beverages, a high profitable market, increased YoY by 22.6 percent in peso terms and sales of new value added products increased from 12 percent as a percentage of sales in 2002, to 18 percent in 2003, reflecting the Company’s successful focus on niche value-added products.

Even in this difficult environment, exports for the year, primarily to the United States, posted record sales levels and profits, increasing by 5.2 percent. This was mainly the result of the Company’s focus on value added niche products like specialty colors, labels, molds, its continuous commitment to ware classes of high-value, and future potential in glass such as wine, liquor and cosmetics.

Sales from Glass Container’s foreign subsidiaries dropped YoY by 13.6 percent or US$17 million, as a result of lower shipments of generic food containers within their domestic market and wine & liquor bottles to other export markets.

EBIT and EBITDA

EBIT and EBITDA at Glass containers for the fourth quarter of 2003 were down YoY by 43.6 and 4.2 percent to US$13 million and US$44 million, respectively. The steep decline in EBIT was due to a reduction in the average useful life of the containers forming machines used at our production lines in order to upgrade them to continue improving productivity and reduce maintenance expenses. This is consistent with industry practices and provides competitiveness to the business unit. It has no impact on EBITDA results.

Despite the difficult comparisons between 2002 and 2003, fourth quarter results demonstrate an improving trend in margins, with EBITDA margins increasing YoY by 60 basis points.

For the year, EBIT and EBITDA declined YoY by 40.1 percent and 22.5 percent, to US$70 million and US$166 million respectively. The decrease in EBITDA for the year was mainly due to lower sales across our business lines, mainly in the beer segment, which covers most of the operation’s fixed costs. As a result, wages and salaries, energy, maintenance costs and depreciation, increased as a percentage of sales. During the year, inventories were reduced by US$15 million, which affected capacity utilization levels and the EBITDA comparison YoY.

Glassware

(10 percent of Consolidated Sales)

Sales

Consolidated sales at the Glassware business unit were down YoY for the fourth quarter by 10.7 percent, to US$58 million. For the year, sales declined by 8.0 percent to US$236 million.
Results mainly reflect the divestiture in September of 2003 of Envases Cuautitlán (ECSA), one of our plastic business units. Excluding ECSA, Glassware sales would have decreased by only 5 percent for the fourth quarter and by 7 percent for the year. This decline reflected weak credit conditions in the wholesaler segment which offset an improved consumer demand, especially to the export markets. In addition, sales to the industrial segment during 4Q02 were unusually high as the candleholder segment made advanced purchases in prevention of an announced increase in prices.
The business unit continues to focus on aligning its supply chain system to increase capacity utilization and achieve further market entrenchment. During 2003, the Company introduced 97 new products, which represented 30 percent of sales, up from 16 percent for 2002. This strategy resulted in YoY increases in sales for 2003 of 11 percent in the retail segment, 22 percent to the direct segment, and 10 percent to the promotional segment.

EBIT and EBITDA

EBIT and EBITDA for the fourth quarter of 2003 increased YoY by 23.0 percent and 6.3 percent respectively, to US$7 million and US$13 million despite ECSA’s divestiture, due to increased capacity utilization and a better sales mix.

The YoY increase in the forth quarter’s EBIT and EBITDA also reflects cost cutting measures, as well as the simplification of manufacturing processes, which have increased efficiencies and improved speeds, while offering color production flexibility with minimum machine and furnace downtime. As a result, a variety of new value-added molds have been introduced to the market at record speeds, improving the business unit’s bottom line.

For the year, EBIT and EBITDA decreased YoY 34.3 percent and 19.8 percent respectively, to US$17 million and US$43 million. The improving trend in the second half of the year was not enough to offset poor results during the first half of the year. Also, the decrease in inventories during 1Q03, affected capacity utilization, thus decreasing fixed cost absorption during such period.